August 9, 2021

Via EDGAR and Federal Express

Matthew Derby, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Argo Blockchain plc Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted on July 2, 2021 CIK No. 0001841675

Dear Mr. Derby:

On behalf of Argo Blockchain plc (the “Company”), we hereby submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the draft Registration Statement, as set forth in the Staff’s letter dated July 20, 2021. Concurrently with this letter, we are confidentially submitting to the Commission an amended Draft Registration Statement on Form F-1 (the “Registration Statement”). For the Staff’s reference, we are also providing to the Staff a copy of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the Company’s Form F-1 confidentially submitted with the Commission on July 2, 2021.

In this letter, we have recited the comments from the Staff in bold type. The responses follow each comment and, where applicable, include page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment.

Draft Registration Statement on Form F-1 submitted May 20, 2021

Prospectus Summary, page 1

1.	We note your response to prior comment 2. Please revise your disclosure to include the basis for your characterization that you are “a leading blockchain technology company . . . ” as discussed in your correspondence.

Response: The Company has revised the Registration Statement on pages 1 and 83 to respond to the Staff’s comment.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

2.	We note your response to prior comment 3. Please revise to include disclosure regarding your policy for evaluating digital assets in your portfolio to determine whether they could be considered securities under applicable precedent and staff guidance.

Response: The Company has revised the Registration Statement on pages 1-2 and 83 to respond to the Staff’s comment.

Summary Historical Consolidated Financial and Other Data, page 9

3.	Please revise, both here and on page 71, to disclose the most directly comparable IFRS measures for Bitcoin and Bitcoin Equivalent Mining Margin, Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined, and EBITDA with greater prominence. In this regard, you should present IFRS gross margin, total costs included in gross profit per Bitcoin or Bitcoin Equivalent mined, and net income/(loss) before the non-IFRS measures. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non- GAAP C&DI.

Response: The Company has revised the Registration Statement on pages 9–11 and 74 to respond to the Staff’s comment. The Company respectfully advises the Staff that the Company believes that the most directly comparable IFRS measure to Bitcoin and Bitcoin Equivalent Mining Margin and Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined is gross profit and the most directly comparable IFRS measure to EBITDA is net income/(loss). The Company respectfully advises the Staff that gross profit and net income/(loss) are included in the Group Statement of Comprehensive Income on page 8–9 of the Registration Statement, meeting the requirement to precede tabular disclosure of non-IFRS measures with an equally prominent tabular disclosure of the most directly comparable IFRS measure.

4.	The descriptions in footnotes “(3)” and “(4)” do not appear to relate to the measures by which they are listed and there is no description for footnote “(6)”. Please revise.

Response: The Company has revised the Registration Statement on pages 9–10 to respond to the Staff’s comment.

Non-IFRS Measures, page 10

5.	Please revise to identify Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined as a non-IFRS measure and include a discussion of why management believes this measure is useful.

Response: The Company has revised the Registration Statement on pages 9–11 to respond to the Staff’s comment. The Company respectfully directs the Staff to the discussion on page 74 of why management believes this measure is useful.

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Indicators of Performance and Financial Condition, page 71

6.	Please revise to identify Bitcoin and Bitcoin Equivalent Mining Margin as a non-IFRS measure and disclose that it should not be considered as an alternative to gross margin determined in accordance with IFRS. In addition, include a cross reference to the other related disclosures in the Summary Historical Consolidated Financial and Other Data— Non-IFRS Measures.

Response: The Company has revised the Registration Statement on pages 74 to respond to the Staff’s comment.

Cost and Source of Power, page 71

7.	We note your response to prior comment 8. Please revise to provide balancing disclosure regarding uncertainties surrounding whether you will be able to enter into agreements to obtain renewable energy at a price equal to or less than other power sources.

Response: The Company has revised the Registration Statement on pages 73 to respond to the Staff’s comment.

Cryptocurrency mining revenue, page 73

8.	We note your revised disclosure, which states that in some cases you share revenue earned with the vendor of the machines used to earn such revenue and you recognize such revenue net of the revenue share. Please tell us the amount of revenue earned and shared in these arrangements for both periods presented. Also, to the extent these terms are part of leasing arrangements with the vendors, tell us how this impacts your lease accounting.

Response: The Company respectfully advises the Staff that the reference to the revenue share arrangement relates to the agreement entered into with ePIC ASIC Asia Limited in February 2021. No machines have been delivered under this agreement. As such, no revenue share arrangements exist to date or during the periods reported in the financial statements and the Company has removed the reference to the revenue share arrangements.

The Company respectfully advises the Staff that any machines acquired from ePIC ASIC Asia Limited will be owned by the Company. Therefore, lease accounting will not apply.

Liquidity and Capital Resources, page 76

9.	We note your revised disclosures in response to prior comment 14. It appears from a press release available on your website that in June 2021, you entered into a $20 million loan to fund a portion of the data center build out. Please revise here and in your post balance sheet events footnote to include a discussion of such financing. Also, clarify whether you intend to use any of the proceeds of this offering to repay such debt and if so, revise your Use of Proceeds discussion accordingly.

Response: The Company has revised the Registration Statement on pages 80 and F-45 to respond to the Staff’s comment. The Company respectfully advises the Staff that it does not intend to use any proceeds of this offering to repay such debt.

Mining Equipment and Suppliers, page 82

10.	We note your disclosure that ePIC’s Amnesia ASIC-based mining machine will be “designed for mining a top ten (by market capitalization) cryptocurrency alternative to Bitcoin.” Please revise to clarify which digital asset they will be designed to mine and provide a discussion regarding that digital asset.

Response: The Company respectfully advises the Staff that it no longer intends to purchase any of ePIC’s Amnesia ASIC-based mining machines. These machines were a product under development and, based on limitations of technology, the Company and ePIC have agreed to cancel the initial purchase order. Under the terms of an amended agreement with ePIC, the $5 million that the Company had already deposited with ePIC for the purchase of those machines may, at the Company’s option, in whole or in part, be applied to the purchase of any future mining machines produced by ePIC or ePIC common stock or be repaid in full to the Company. The Company has revised the Registration Statement on page 86,  F-29 and F-42 to reflect these changed circumstances.

Should the Company choose to exercise its option to purchase future mining machines produced by ePIC, it will evaluate the digital asset(s) which such machines are designed to mine, to determine whether such digital asset(s) would likely be considered a security under federal securities laws, in consultation with outside counsel, as applicable.  The Company will base its analysis on relevant caselaw, applying the frameworks established by the U.S. Supreme Court and taking into consideration relevant guidance by the Commission and its staff. In the event that the Company purchases a material amount of mining machines for digital assets that are not already mined by the Company, it will provide updated disclosure regarding such digital assets accordingly.

Based on the foregoing, the Company has concluded that its agreement with ePIC no longer constitutes a material agreement.

Notes to the Financial Statements

Note 3. Significant Accounting Policies

Revenue Recognition, page F-10

11.	Please revise here to disclose how you account for revenue that is shared with both the mining pool operators and machine vendors as noted in your response to prior comment 19 and revised disclosures on page 72. Similarly, include a discussion of your direct costs and related accounting in your financial statement footnotes.

Response: The Company respectfully advises the Staff that no revenue share arrangements exist to date with mining pool operators and machine vendors. To the extent the Company’s revenue share arrangements in the future become material, the Company will include disclosure of the applicable accounting policies at such time. In addition, the Company has revised the Registration Statement on page F-10 to include a discussion of the Company’s direct costs and related accounting.

Note 27. Post Balance Sheet Events, page F-29

12.	Your revised disclosure in response to prior comment 25 states that you acquired an equity holding in Pluto Digital Assets PLC for a total investment of £8,362,500, which represents a shareholding of 24.65%. We also note your response, which indicates that you do not exert significant influence over Pluto Digital Assets PLC. Please explain this further and tell us whether the 24.65% shareholding is also representative of your voting power. Further, tell us how you considered the definition of significant influence in paragraphs 3, 5 and 6 of IAS 28, as referenced by paragraph 9 of IAS 24, in determining whether this is a related party transaction. Lastly, to the extent you have significant influence and therefore will account for this investment using the equity method under IAS 28, tell us how you considered Rule 3-05(a)(2)(ii) of Regulation S-X in determining whether to provide financial information required under Rule 3-05 and Article 11 of Regulation S-X and Item 4.b of Form F-1.

Response: The Company respectfully advises the Staff that the 24.65% shareholding is representative of the Company’s voting power and that, on further consideration, the Company does have the ability to exercise significant influence over Pluto Digital PLC (“Pluto”). The Company acknowledges that the acquisition of its interest in Pluto represented a related party transaction and has revised the Registration Statement on page F-47-F-48 to respond to the Staff’s comment. Further, the Company respectfully advises the Staff that it will account for its acquisition of an interest in Pluto as an equity method investment; however, Pluto has not made summarized financial information for the six months ended June 30, 2021 available to the Company and, therefore, no share of Pluto’s profit or loss has been recognized in the consolidated financial statements for the six months ended June 30, 2021 included in the draft Registration Statement. As noted on page F-40 of the Registration Statement, the Company does not believe that its share of Pluto’s profit or loss for the six months ended June 30, 2021 is material to the Group (as defined in the Registration Statement).

The Company has considered the acquisition of its interest in Pluto in accordance with Rule 3-05 of Regulation S-X (“Rule 3-05”) and Article 11 of Regulation S-X (“Article 11”) using the conditions specified in the definition of significant subsidiary in Rule 1-02(w) (the “Significance Tests”). Pluto was incorporated on January 12, 2021. Pluto had no historical financial information at the time the Company acquired its interests in Pluto. As such, neither the asset test nor the income test is applicable.

Investment Test

The Company measured the significance of its acquisition of its interests in Pluto using the investment test by comparing its total investment in Pluto against the Company’s average daily aggregate worldwide market value for the last five trading days in February 2021 (the most recently completed month ending prior to the March investment) and determined that the acquisition of its interest in Pluto is significant at a level of less than 1% under the investment test.

The acquisition of the Company’s interest in Pluto did not exceed any of the Significance Tests at the 20% level. Therefore, the Company respectfully advises the Staff that it is not required to provide financial information under Rule 3-05 or pro forma financial information under Article 11.

13.	Please include a quantified discussion of the agreement with ePIC ASIC Asia Limited entered into in February 2021 for the purchase of ePIC’s Amnesia mining machines consistent with your disclosures on page 82. Refer to IAS 21, paragraph 21(b).

Response: The Company has revised the Registration Statement on pages F-29 and F-42 to respond to the Staff’s comment and to reflect the changed circumstances outlined in the response to the Staff’s comment 10 above.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at (650) 565-7000 or at mwellington@sidley.com or Nigel D.J. Wilson at +44 (20) 7360 3604 or at nigel.wilson@sidley.com.

Sincerely,

/s/ Martin A. Wellington
Martin A. Wellington

cc:	Larry Spirgel, Esq., Securities and Exchange Commission
Peter Wall, Argo Blockchain plc
Nigel D.J. Wilson, Sidley Austin LLP
Stelios G. Saffos, Latham & Watkins LLP
Adam J. Gelardi, Latham & Watkins LLP
Scott W. Westhoff, Latham & Watkins LLP